650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 21, 2004

VIA EDGAR

United States Securities and Exchange Commission

450 5th Street, N.W.

Washington, DC 20549

Re:	Epicor Software Corporation Request to Withdraw Post-Effective Amendment No. 1 to Form S-4 Filed on May 13, 2004 (File No. 333-114475)

Ladies and Gentlemen:

On behalf of Epicor Software Corporation, a Delaware corporation (the “Registrant”), and pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw Post-Effective Amendment No. 1 to Form S-4, together with all exhibits (the “Post-Effective Amendment”) filed with the Commission on May 13, 2004. The Post-Effective Amendment has not been declared effective by the Staff.

The Registrant is requesting to withdraw the Post-Effective Amendment, and has re-filed another post-effective amendment No. 1 under the submission type POS EX, so that it may become effective immediately. The Post-Effective Amendment was inadvertently filed under the submission type POS AM, although the box on the cover page was checked indicating that it was being filed under Rule 462(d). Under no circumstances should any other filing by the Registrant with the Commission be withdrawn, unless specifically requested by the Registrant in writing.

Please direct any questions you have regarding Registrant’s request to withdraw the Post-Effective Amendment to Jeffrey Cannon at (650) 565-3606 or via email at jcannon@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    JEFFREY CANNON

Jeffrey Cannon

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